Filed by: Foster Wheeler Ltd., Foster Wheeler LLC

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 and Rule 13e-4 of the
Securities Exchange Act of 1934

Subject Companies: FW Preferred Capital Trust I, Foster Wheeler
Ltd., and Foster Wheeler LLC

Registration Statement No. 333-107054
Registration Statement No. 333-117244

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054), (2) the registration statement on Form S-4 (File No. 333-117244) and (3) the Schedule TO (File No. 005-79124). These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov. You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to: John A. Doyle; e-mail john_doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

        The foregoing reference to the proposed registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

#    #    #

Second-Quarter 2004 Conference Call Script

Operator:

Ladies and gentlemen, welcome to the Foster Wheeler Ltd. second-quarter earnings conference call.

(Operator instructions to participants.)

I would now like to turn the call over to Thomas Kowalczyk, who leads the company's communications team. Please begin, sir.

Thomas Kowalczyk:

Thank you, operator.

Good morning everyone, and thank you for joining us today. Our news release announcing our second-quarter 2004 results was issued on August 4, and our Form 10-Q Report was filed yesterday. We hope that you have an opportunity to read them. Our news releases and 10-Q's are available on our Web site at www.fwc.com.

Before turning to the discussion of our financial results, let me remind you that any comments made today about future operating results or other future events are forward-looking statements under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ substantially from such forward-looking statements. A discussion of factors that could cause actual results to vary is contained in Foster Wheeler's annual and quarterly reports filed with the SEC.

As you are probably aware, Foster Wheeler has filed documents with the Securities and Exchange Commission related to the company's proposed equity-for-debt exchange offer. On the advice of counsel related to that filing, we will not be opening up today's call to questions. We intend to resume our regular Q&A sessions at the appropriate time. We are hoping that is as early as next quarter.

I would like to introduce Ray Milchovich, Chairman, President and CEO of the company, and John La Duc, Executive Vice President and CFO, who will provide commentary on the quarter.    Ray.

Ray Milchovich:

Thank you, Tom. Good morning everyone and thank you for joining us.

First, I want to say that I appreciate your continued understanding that due to our pending equity-for-debt exchange offer, our conference call again this quarter will not have the normal question and answer session. We have attempted in our prepared remarks to answer some of the questions that you might have asked. We also greatly appreciate your consideration regarding the rescheduling of this call.

I will begin by explaining why we rescheduled this call and extended the time for filing our Form 10-Q. As we previously announced, we did so because one of our foreign subsidiaries is a party to two performance bonding facilities which contain covenants requiring the subsidiary to maintain a minimum equity ratio (calculated by dividing equity by total assets). As a result of the subsidiary's second quarter operating losses, the subsidiary fell below the minimum ratios and the covenants were breached. We needed additional time to evaluate our compliance and course of action with respect to these covenants. We also needed the time to evaluate the effectiveness of our disclosure controls and procedures. We have since completed our evaluations, the results of which are detailed in our Form 10-Q Report filed yesterday.

I would like to briefly summarize those results.

Regarding the covenants themselves, we have obtained appropriate waivers from the financial institutions providing the facilities. The waiver for the first facility requires that the subsidiary refrain from making any dividends or other restricted payments until the ratio has returned to the required minimum or the facility has expired or been terminated. Because this limitation was already imposed by an existing covenant in the facility, it was already included in our liquidity forecast. The waiver for the second facility is effective through October 31, 2004, by which time we expect to have either cured the breach or obtained an amendment or further waiver of the covenant. For the above reasons, we believe these matters will not have an adverse impact on our forecasted liquidity.

As to our disclosure controls and procedures, we have concluded that they were not effective as of the end of the first and second quarters in 2004 to ensure the timely reporting of covenant compliance at our subsidiaries. We have developed a plan to rectify this situation as described in our Form 10-Q Report, and we intend to fully implement the plan well before the end of the third quarter. Our evaluation did not identify any other deficiencies in our disclosure controls and procedures.

Moving on to our pending equity-for-debt exchange offer.

It remains our top priority. As we recently announced, a significant number of our securities holders have already agreed to tender into our pending exchange offer. Specifically, institutional investors holding 61.0% of the Senior Notes due 2005, 85.0% of the Convertible Subordinated Notes due 2007, 92.6% of the Robbins Series C and D Bonds due 2009, and 22.2% of the Preferred Securities have executed lock-up agreements with us, thereby agreeing to tender their securities in the exchange offer. While we believe this is a significant step towards our successful completion of the exchange offer, we want to repeat the absolute importance of achieving the debt reduction that results from meeting or exceeding the minimum participation levels.

The Company appreciates the support provided to-date by institutional investors, as evidenced by the percentages that have signed lock-up agreements. However, we need broader support to successfully complete the exchange offer. As a reminder, the minimum participation levels for the exchange offer are as follows:

  •
  90% for the Senior Notes, the 2009 Series C and Series D Robbins Bonds, and the Convertible Subordinated Notes;

  •
  20% for the 2024 Robbins Series C Bonds; and

  •
  75% for the Preferred Securities, a significant portion of which we believe is held by retail investors.

We are currently soliciting the participation of the remaining holders, and we expect to complete the exchange offer in early September.

Assuming completion of the exchange offer at minimum participation levels, our debt would be reduced by approximately $410 million and interest expense would decline by approximately $22 million per year. In connection with the exchange, we are also planning to negotiate a new domestic credit agreement to replace our current credit agreement, which expires in 2005. As a result of the exchange and a new credit agreement, we would eliminate substantially all material scheduled corporate debt maturities until 2011. Our financial position would be significantly improved, and we would have enhanced financial flexibility—allowing us to better support our global operating companies.

In terms of second-quarter earnings.

        Our earnings in the second quarter were better than expected, driven by strong project execution on the part of our North American Power and European Engineering and Construction Group operations and the completion of several large contracts. Although I am extremely pleased with these results, I do not expect to see earnings of this magnitude continue for the balance of the year primarily because of the completion of those large contracts, as our CFO, John La Duc, will describe in more detail.

As to bookings.

Our overall bookings in the quarter were the most robust we have seen in over eighteen months. We believe this is in part due to strong growth in the world economy and increased demand for oil products. These and other factors are helping to sustain high oil and gas prices and, therefore, high levels of investment in key industries we serve. As a result, we continue to see increased activity in the E&C marketplace. Indeed, this quarter's E&C orders were the strongest we've seen since the fourth quarter of 2001.

On the other hand, bookings in our power businesses are slow. The North American power market remains depressed, and orders in our European power business have slowed.

I believe the successful completion of our balance sheet restructuring will enhance client confidence, allowing us to take advantage of additional opportunities and to thereby increase our level of bookings across all of our businesses.

I would like to mention some notable orders booked during the quarter:

  •
  Our U.K. subsidiary was awarded two program management service contracts for major petrochemical projects in Saudi Arabia. We believe this is a reflection of its strong competitive market position and deep petrochemicals experience. The first award is for a large, integrated refining and petrochemical complex in Rabigh being developed by Saudi Aramco, for whom we successfully have completed several other projects, and its partner Sumitomo Chemical Co., Ltd. It will produce 2.2 million tonnes of olefins, along with gasoline and other refined products. The second is for a petrochemicals facility in Yanbu Industrial City for Saudi Basic Industries Corporation (SABIC) that will produce 3.6 million tonnes of products, including 1.3 million tonnes of ethylene.

  •
  Our Italian subsidiary was awarded a lump-sum turnkey contract for the engineering, procurement, and construction of a 400 MW grassroots combined-cycle plant to be built at Teverola, Italy. The plant will be a natural gas-fired power station producing electricity to be delivered to the Italian National Grid. We will provide engineering, materials supply (including the heat recovery steam generator), erection, construction supervision, pre-commissioning, commissioning, start-up, and testing of the plant, up to commercial operation.

  •
  Our European power business was awarded the design and supply of two circulating-fluidized-bed boiler islands. The first is a 63 thermal MW boiler island for a new biomass-fired power plant for Prokon Nord Energiesysteme GmbH in Hamburg, Germany. This award followed the successful handover of a similarly sized CFB boiler island to Prokon last summer.

    The second is a 35 MW boiler island firing coal and mill sludge at a paper mill near Manila owned by United Pulp & Paper Corporation.

  •
  Our North American E&C operations booked an important engineering, procurement and construction management contract with Sincrudos de Oriente SINCOR, C.A. for a debottlenecking and main shutdown project at the SINCOR Upgrader Plant in Jose, Venezuela. Foster Wheeler's scope of work will include maintenance shutdown activities and equipment modifications to achieve the Plant's overall design production by increasing throughput.

In sum, our bookings, especially in our E&C Group, were more robust than we have seen in over eighteen months. We believe the completion of our balance sheet restructuring will enhance client confidence and thereby allow us to achieve even greater success in this regard.

        I would now like to introduce John La Duc, our CFO.    John.

John La Duc:

Thank you, Ray.

New orders booked during the quarter were $707 million, up approximately 9% from $647 million in the second quarter of last year.

On a segment basis, in our Engineering & Construction Group, new orders booked during the quarter were $602 million up from $460 million in last year's quarter. A range of orders across the markets we serve, especially the oil and gas markets, led the business booked in the quarter. We continue to see some of the highest activity levels in our E&C market in some time. We believe this is due to our strong performance in a market driven by the confidence created by increased demand for oil products and, more generally, the current world-wide economic growth.

In our Energy Group, new orders booked during the second quarter were $105 million compared with $187 million last year. The power market remains slow.

Consolidated backlog was $2.3 billion at the end of the quarter, compared with $3.3 billion at the end of the second quarter of 2003, and up slightly from backlog of $2.1 billion at the end of the first quarter of 2004. Within the consolidated total, the E&C Group's quarter-end backlog was $1.6 billion, down from $2.2 billion at the end of last year's second quarter and up from $1.3 billion at the end of the first quarter of 2004. The Energy Group's quarter-end backlog was $693 million, compared with $1.2 billion at the end of last year's second quarter.

For the first time since the third quarter of 2002, our bookings this quarter exceeded our revenues. We believe the completion of our pending balance sheet restructuring will significantly enhance our ability to compete in our key markets.

For the second quarter of 2004, we reported consolidated revenues of $670 million compared with $936 million last year. Consolidated EBITDA for the quarter was $83.6 million compared with $9.0 million for the second quarter of last year. The quarter's results included a pre-tax gain of $8.7 million on the sale of development rights related to an Italian power project. The sale of the power project development rights is recorded as a one-time gain, and we expect no further such sales this year. However, the business in Italy has historically developed and sold such project rights, and it is continuing to actively develop other project rights that are expected to be offered for sale in the future. The quarter's results also included a net pre-tax asbestos gain of $1.7 million, and pre-tax charges of $4.7 million for professional service expenses and severance benefits related to our balance sheet and operational restructuring process. Last year's quarter included pre-tax charges of $16.0 million for professional services and severance benefits, pre-tax charges of $6.1 million resulting from pension curtailment and revaluation, and pre-tax net charges of $19.5 million related to five North American projects.

E&C Group revenues for the quarter were $426 million compared with $529 million in the second quarter of 2003. EBITDA for the Group was $55.9 million for the quarter, up substantially compared with $13.9 million last year. The increase in EBITDA was the result of a pre-tax gain of $8.7 million on the sale of development rights I previously mentioned and stronger than expected project execution in our European E&C operations.

Energy Group revenues for the second quarter were $256 million, compared with $409 million in 2003. EBITDA for the Group in the second quarter was $48.3 million, compared with $29.3 million last year. This increase in EBITDA resulted primarily from:

  •
  Excellent performance on several North American Power projects that were near completion. During the quarter, we earned several project incentive bonuses, our execution at two of our larger domestic projects was better than previously forecast, and we passed a performance test and agreed with a customer to eliminate warranty obligations on a major project.

  •
  The strong performance of the North American Power operations was partially offset by losses in our European Power operations related to issues on an ongoing lump sum turnkey power project.

We do not expect to see earnings of this quarter's magnitude continue for the balance of the year. Several large contracts were completed during the second quarter, and, over the remainder of this year, we do not expect to generate the level of profits generated this quarter.

Moving on to liquidity and asbestos matters.

Assuming we successfully complete our exchange offer and replace our existing revolving credit facility with a new multi-year facility, our domestic liquidity, defined as cash and unused credit line availability, is forecast to remain sufficient through the next twelve months.

During the quarter, we settled with additional asbestos insurance carriers resulting in the reversal of an additional $1.7 million of a $68.1 million non-cash charge recorded in the fourth quarter of 2003, bringing the total amount of the 2003 charge to be reversed to $13.4 million, as anticipated.

        We received approximately 4,400 new asbestos claims during the quarter and resolved approximately 5,100 claims. At the end of the quarter, we had approximately 171,000 claims pending, including an estimated 24,000 claims that have been placed on inactive dockets established for claimants who have alleged minimal or no impairment. Although the estimated 24,000 claims are inactive, they are included in the projected liability on our balance sheet. Asbestos indemnity and defense costs were approximately $29.4 million in the second quarter, all of which were covered by insurance proceeds.

We plan to continue our strategy of settling with insurance carriers by monetizing policies or arranging coverage in place agreements. This strategy is designed to reduce future cash payments from the company to cover future asbestos liabilities. We currently project that the company will not be required to fund any asbestos liabilities from its cash flow before 2010.

Now I'd like to turn the call back to Ray for concluding remarks.

Ray Milchovich:

Thank you, John. Let me just quickly summarize the key messages for the quarter.

1.
Our top priority remains the completion of our equity-for-debt exchange, which we expect to complete this quarter. At the minimum participation levels, the debt reduction from this transaction would be approximately $410 million and our interest expense would be reduced by $22 million per year. Coupled with the sale of new notes to retire our funded bank debt and the completion of a new credit agreement, it also would eliminate substantially all material scheduled corporate debt maturities until 2011. A significant number of institutional investors have already agreed to tender their securities in the exchange offer, and we are in the process of soliciting the remainder. The completion of this transaction, which we expect in early September, will provide the financial underpinning needed to better support our global operating companies.

2.
Assuming we successfully complete our exchange offer, replace our existing revolving credit facility with a new multi-year facility, and complete a new credit agreement, our domestic liquidity is forecast to remain sufficient through the second quarter of 2005.

3.
This quarter's results indicate that our operational improvements are gaining traction. Our strong earnings were driven by strong project execution. We completed projects ahead of schedule, earned performance bonuses, passed performance tests, and managed to eliminate warranty obligations.

4.
However, we do not expect to see earnings of this quarter's magnitude over the remainder of the year, in part because several large contracts have now been completed.

5.
Our bookings, especially in our E&C Group, were more robust than we have seen in over eighteen months. We are firmly focused in 2004 on increasing our backlog with bookings of high quality business such as we saw this quarter. Foster Wheeler's long history of providing world-class clients like Saudi Aramco with exceptional quality, service and technology, coupled with the impact of our operational initiatives and a strong E&C market, leaves us poised for success. We believe the completion of our balance sheet restructuring will enhance client confidence and thereby allow us to achieve that success.

Thomas Kowalczyk:

Thank you for your attention. We appreciate your participation today. As we mentioned at the beginning of the call, we will not be conducting our normal Q&A session and we appreciate your understanding. We look forward to speaking with you over the coming months. Thank you, and good-bye.

#    #    #